UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD June 30, 2007 to December 31, 2007.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble
Subsidiarties Savings Plan

Date: December 18, 2007
By:   /s/ THOMAS J. MESS
       Thomas J. Mess
Secretary, Trustees of
The Procter & Gamble
Subsidiaries Savings Plan

The Procter & Gamble Subsidiaries Savings Plan

Financial Statements as of and for the Six Month Period Ended June 30, 2007 and as of and for the Year Ended December 31, 2006, Supplemental Schedule as of June 30, 2007, and Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2007 and December 31, 2006	2

Statements of Changes in Net Assets Available for Benefits for the Six Month Period Ended June 30, 2007 and for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of June 30, 2007	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the “Plan”) as of June 30, 2007 and December 31, 2006, and the related statements of changes in net assets available for benefits for the six month period ended June 30, 2007 and for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and December 31, 2006, and the changes in net assets available for benefits for the six month period ended June 30, 2007 and for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 18, 2007

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2007 AND DECEMBER 31, 2006

	Six-Month
	Period Ended	Year Ended
	June 30, 2007	December 31, 2006
PARTICIPANT-DIRECTED INVESTMENTS:

At fair value	$1,222,403,655	$233,121,247

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$1,222,403,655	233,121,247

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts.	1,073,100	833,390

NET ASSETS AVAILABLE FOR BENEFITS	$1,223,476,755	$233,954,637

See notes to financial statements

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
SIX MONTH PERIOD ENDED JUNE 30, 2007 AND
YEAR ENDED DECEMBER 31, 2006
	Six-Month
	Period Ended	Year Ended
	June 30, 2007	December 31, 2006

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$ 6,718,647	$ 20,906,833
Net appreciation in contract value of investments	709,322	1,487,197
Interest	70,404	125,785
Dividends	1,112,075	5,873,140

Total investment income - net	8,610,448	28,392,955

Total additions	8,610,448	28,392,955

DEDUCTIONS:
Benefits paid to participants	7,485,032	21,825,644
Administrative expenses	81,445	170,838

Total deductions	7,566,477	21,996,482

TRANSFER IN—From the Procter & Gamble Profit Sharing
Trust and Employee Stock Ownership Plan	988,478,147

NET INCREASE IN NET ASSETS	989,522,118	6,396,473

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	233,954,637	227,558,164

End of year	$ 1,223,476,755	$ 233,954,637

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007 AND AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan was originally established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (the “Company”). During the period from March 1996 through June 2002, the following plans were merged into the Plan: the Sundor Brands Savings Plan, Max Factor Savings Plan, the Speas Savings Plan, the Tambrands, Inc. Savings Plan (“Tambrands”), the Iams Company Savings Plan (“Iams”), Recovery Engineering, Inc. Salary Savings Plan (“Pur”), the Richardson-Vicks Savings Plan (“Richardson-Vicks”), The Procter & Gamble Subsidiaries Savings and Investment Plan (“Subsidiaries Savings and Investment”), the Procter & Gamble Pharmaceuticals Savings Plan (“Pharmaceuticals”), and the Millstone Coffee, Inc. 401(k) Savings and Profit Sharing Plan (“Millstone”).

On May 3, 2007, the Company approved a resolution stating that the 401(k) feature of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, another plan sponsored by the Company, (“PST Plan Employee Accounts”) would merge into the Plan and the Plan's year end would change to June 30.  All assets of the PST Plan Employee Accounts were transferred into the Plan effective June 29, 2007 totaling $988,478,147. Furthermore, effective July 1, 2007, the Plan was renamed The Procter & Gamble Savings Plan (the “Savings Plan”). The Savings Plan will become the Company’s active 401(k) plan with ongoing contributions funded by employee contributions.

The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company, Pur Company, Richardson-Vicks Company, Maryland Club Foods, Inc., Shulton, Inc., Dover Baby Wipes Company, Giorgio Beverly Hills, Inc., Millstone Coffee, Inc., Norwich Eaton, and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union Local No. 22, all subsidiaries of the Company. Effective June 29 2007, the Plan also covers active, eligible US employees not covered by another Company sponsored retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee of the Plan, J.P. Morgan Chase Bank, and the Plan recordkeeper, J.P. Morgan Retirement Plan Services LLC, who are also appointed by the Board of Directors of the Company.

Contributions — Effective April 1996, all contributions to the Plan were suspended. Tambrands, Iams, Pur, Richardson-Vicks, Subsidiaries Savings and Investment, Pharmaceuticals, and Millstone Savings Plans were frozen prior to conversion into the Plan. Effective July 1, 2007, the Savings Plan will allow contributions by eligible employees.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of the Plan’s earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock, mutual funds, a common collective trust fund and an insurance investment contract as investment options for participants.

Vesting — Upon suspension of contributions, all participants were vested immediately in their accounts plus actual earnings thereon. Effective July 1, 2007, participants are immediately 100% vested in any new employee contributions.

Participant Loans — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower’s account. Former Company participants may not borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock, in installments over not more than 120 months, or variable amounts paid monthly. Retired or terminated employees shall commence benefit payments upon attainment of age 70½.

A participant may withdraw any portion of after-tax contributions once in any three-month period. Participants who have attained age 59 ½ or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

Account balances attributable to terminated employees are approximately $303,704,961 for the six month period ended June 30, 2007 and $120,763,841 for the year ended December 31, 2006, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, J.M. Smucker Company common stock, a common collective trust fund and various mutual funds that include investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying investments. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using bank-finance yield curve. Loans to participants are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid for the six month period ended June 30, 2007 and for the year ended December 31, 2006.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of June 30, 2007 and December 31, 2006, are as follows:

	Description	2007	2006

	Barclays Global Investors Equity Index Fund T	$260,015,743	$75,867,800
*	The Procter & Gamble Company's common stock	535,499,329	59,577,105
	Royce Low Priced Stock Fund	132,535,539	26,920,081
	PIMCO Total Return Fund	84,027,710	17,747,189
	Fidelity Diversified International Fund	119,879,654	17,757,237
*	J.P. Morgan Chase Bank Intermediate Bond Fund	68,016,923	30,514,325

*	Indicates party in-interest

During the six month period ended June 30, 2007 and the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Net appreciation (depreciation) in fair value of:
Mutual funds	$ 4,253,390	$ 3,991,684
Common collective trust fund	5,160,255	10,897,101
The Procter & Gamble Company common stock	(2,800,995)	5,985,812
The J.M. Smucker Company common stock	105,997	32,236

	$ 6,718,647	$ 20,906,833

Net appreciation in contract value of-
J.P. Morgan Stable Value Fund	$ 709,322	$ 1,487,197

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A and State Street Bank & Trust Company (collectively, the “issuers”). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The issuers may not terminate the contract at any amount less than contract value.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to track current market yields on a trailing basis.

	2007	2006
Average yields:
Based on annualized earnings (1)	4.79%	4.77%
Based on interest rate credited to participants (2)	4.92%	5.07%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank, the trustee of the Plan as defined by the Plan. J.P. Morgan Retirement Plan Services LLC, the recordkeeper, is affiliated with the trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2007 and December 31, 2006, the Plan held 8,751,419 and 926,979 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $369,655,627 and $25,896,398, respectively. During the six month period ended June 30, 2007, and the year ended December 31, 2006, the Plan recorded dividend income on Company common stock of $605,434 and $1,167,003, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following is a reconciliation of net assets available for benefits per the financial statements for the six month period ended June 30, 2007 and for the year ended December 31, 2006, to Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$ 1,223,476,755	$ 233,954,637
Less: Adjustment from contract value to fair value for
fully benefit responsive investment contracts	(1,073,100)	(833,390)
Less: Certain deemed distributions of participant loans	(85,339)	(80,910)

Net assets available for benefits per the Form 5500	$ 1,222,318,316	$ 233,040,337

The following is a reconciliation of the increase in net assets per the financial statements for the six month period ended June 30, 2007 to Form 5500 net income:

2007
Net increase in assets available for benefits per the financial
statements prior to transfer in	$ 1,043,971
Less: Adjustment from contract value to fair value for fully
benefit responsive investment contracts	(239,710)
Less: Certain deemed distributions of participant loans and
related interest	(4,429)

Net income per the Form 5500	$ 799,832

The following is a reconciliation of net investment income per the financial statements for the six month period ended June 30, 2007 to Form 5500:

2007

Net investment income per the financial statements	$ 8,610,448
Less: Adjustment from contract value to fair value for
fully benefit responsive investment contracts	(239,710)
Less: Interest on deemed distribution	(3,529)

Net investment income per the Form 5500	$ 8,367,209

The following is a reconciliation of benefits paid to participants per the financial statements for the six month period ended June 30, 2007 to Form 5500:

2007

Benefits paid to participants per the financial statements	$ 7,485,032
Plus: Current year deemed loans distributions	900

Benefits paid to participants per the Form 5500	$ 7,485,932

******

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2007

	Identity of Issuer	Description of Investment	Fair Value

	Investments at fair value:
*	The Procter & Gamble Company	Common stock	$ 535,499,329
	The J.M. Smucker Company	Common stock	3,234,279
	Mutual Funds:
	The Royce Funds	Low Price Fund	132,535,539
	Fidelity Investments	Diversified International Fund	119,879,654
	PIMCO	Total Return Fund	84,027,710
*	J.P. Morgan Funds:	Prime Money Market Fund	14,702,915
	Common Collective Trust Fund-
	Barclays Global Investors	Equity Index Fund T	260,015,743
*	J.P. Morgan Stable Value Fund:	Stable Value Fund:
	US Treasury	Note, 4.5%, due April 30, 2009	29,796
*	J.P. Morgan Chase Bank	Liquidity Fund	2,622,866
*	J.P. Morgan Chase Bank	Intermediate Bond Fund	68,016,923
	Monumental Life Insurance Company, Bank of America, N.A., State Street Bank and Trust Company.	Wrapper Contract	--
*	Loans to participants	309 loans with maturities ranging from
		August 2007 to September 2016 and
		interest rates ranging from 5% to 10.5%	1,838,901

	TOTAL INVESTMENTS		$ 1,222,403,655

*	Denotes party-in-interest.